MICHAEL F. CRONIN

Certified Public Accountant

687 Lee Road

Rochester, NY 14606

April 2, 2007

Medical Solutions Management Inc.

237 Cedar Hill Street

Marlboro, MA 01752

Mr. Fischer:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Medical Solutions Management Inc. on or about April 2, 2007, which contains notification of the registrant’s inability to file its Form 10-KSB by April 2, 2007. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our procedures to re-issue our report on the Company’s consolidated financial statements for the years ended December 31, 2006, to be included in the Company’s Form 10-KSB.

Very truly yours,

/s/ Michael F. Cronin

Michael F. Cronin, CPA